                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              ---------------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

             RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                             INVESTORSBANCORP, INC.
                              (Name of the Issuer)


                             INVESTORSBANCORP, INC.
                           INVESTORS SUBSIDIARY, INC.
       GEORGE R. SCHONATH, JENN SCHONATH, SARAH SCHONATH, EMILY SCHONATH,
 THOMAS EVANS, EMILY A. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996 AND
          SARAH E. SCHONATH IRREVOCABLE TRUST, DATED DECEMBER 31, 1996
                    (Name of the Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    461833105
                      (CUSIP Number of Class of Securities)


                                John E. Freechack
              Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
                        333 West Wacker Drive, Suite 2700
                             Chicago, Illinois 60606
                                 (312) 984-3100
           (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

              a.   [ ]      The filing of solicitation materials or an
                            information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the
                            Securities Exchange Act of 1934.

              b.   [ ]      The filing of a registration statement under the
                            Securities Act of 1933.

              c.   [ ]      A tender offer.

              d.   [X]      None of the above.


         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.[ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction. [X]



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
                            CALCULATION OF FILING FEE
===============================================================================
Transaction Valuation*                                     Amount Of Filing Fee
-------------------------------------------------------------------------------
$5,697,817.80                                                    $460.95
===============================================================================

* For purposes of calculating the filing fee only. Determined by (1) multiplying 398,259 shares of common stock, par value $.01 per share, of InvestorsBancorp, Inc. by $14.20 per share, and (2) adding thereto $42,540.00 anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 6,200 options are cancelled in exchange for cash in the transaction).


[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid      $460.95            Filing party:    InvestorsBancorp, Inc.

Form or registration no.:   Schedule 13E-3     Date filed:      May 19, 2003



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  INTRODUCTION

         This Amendment No. 3 to Transaction Statement on Schedule 13E-3 is being filed jointly by InvestorsBancorp, Inc., a Wisconsin corporation ("InvestorsBancorp"), Investors Subsidiary, Inc., a Wisconsin corporation and a wholly-owned subsidiary of InvestorsBancorp ("Investors Subsidiary"), and by George R. Schonath, Jenn M. Schonath, Emily A. Schonath, Sarah E. Schonath, Thomas Evans, the Emily A. Schonath Irrevocable Trust and the Sarah E. Schonath Irrevocable Trust (collectively, the "Schonath Shareholders") pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.

         This transaction statement is being filed in connection with the Agreement and Plan of Merger, dated as of March 25, 2003, by and between InvestorsBancorp and Investors Subsidiary, as amended by Amendment No. 1 to Agreement and Plan of Merger (the "Merger Agreement").

         The purpose of this final amendment to Schedule 13E-3 is to report that, pursuant to the Merger Agreement, the merger of Investors Subsidiary with and into InvestorsBancorp (the "Merger") was consummated on September 19, 2003, with InvestorsBancorp continuing as the surviving corporation. Pursuant to the Merger Agreement, in the Merger, each outstanding share of common stock of InvestorsBancorp, par value $0.01 per share ("Common Stock"), held by the shareholders of InvestorsBancorp other than the Schonath Shareholders was converted into the right to receive from InvestorsBancorp a cash payment in the amount of $14.20. Except for 5,743 shares of Common Stock held in individual retirement accounts by certain of the Schonath Shareholders and 5,375 shares of Common Stock held by George Schonath and Jenn Schonath, which were converted in the Merger into the right to receive $14.20 per share, the Schonath Shareholders will not receive cash in exchange for their shares of Common Stock of InvestorsBancorp. Instead, their remaining shares of Common Stock will continue to represent shares of InvestorsBancorp as the surviving corporation. As a result of the Merger, InvestorsBancorp will be held by fewer than 300 shareholders, and the Common Stock is being deregistered with the Securities and Exchange Commission and will no longer be publicly traded.

         The Merger did not require the approval of the shareholders of InvestorsBancorp and InvestorsBancorp did not seek a shareholder vote in the Merger. The boards of directors of each of InvestorsBancorp and Investors Subsidiary approved the Merger Agreement and the Merger on March 25, 2003.

         The terms and conditions of the Merger Agreement are described in Amendment No. 2 to Transaction Statement on Schedule 13E-3, as filed with the Securities and Exchange Commission on August 14, 2003. A copy of the merger agreement, together with the amendment, is attached as Appendix A to such Amendment No. 2.



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ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
Regulation M-A Item 1005


         (b) Articles of Merger were filed with the Department of Financial Institutions of the State of Wisconsin and the Merger became effective on September 19, 2003. Holders of the Common Stock are being sent a letter of transmittal instructing them on the procedures for surrendering their stock certificates and receiving payment for their shares of Common Stock.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Regulation M-A Item 1006

         (c)(1)   The Merger was consummated on September 19, 2003.

         (c)(6) As a result of the Merger, the Common Stock will no longer be listed on the OTC Bulletin Board.

    (c)(7), (8)   As a result of the Merger, the Common Stock will be
                  eligible for termination pursuant to Rule 12g-4(a)(1)(i) of the Securities Exchange Act, and InvestorsBancorp will no longer have any obligation to file reports under Section 15(d) of the Securities Exchange Act.

ITEM 16.  EXHIBITS.
Regulation M-A Item 1016

         (a)      None.

         (b)      None.

         (c)(1) Valuation of Wipfli Ullrich Bertelson LLP dated March 20, 2003 (included as Appendix B-1 to this transaction statement).*

         (c)(2) Corrected valuation of Wipfli Ullrich Bertelson LLP dated April 16, 2003 (included as Appendix B-2 to this transaction statement).*

         (c)(3)   Opinion of Barack Ferrazzano Kirschbaum Perlman & Nagelberg
                  LLC.*

         (d) Agreement and Plan of Merger by and between InvestorsBancorp and Investors Subsidiary, as amended by Amendment No. 1 to Agreement and Plan of Merger by and between InvestorsBancorp and Investors Subsidiary (included as Appendix A to this transaction statement).*

         (f)      Not applicable.

         (g)      Not applicable.

---------
* Previously filed.



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                                   SIGNATURES


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated September 23, 2003

                                        InvestorsBancorp Inc.


                                        By:      /s/ George R. Schonath
                                           ------------------------------------
                                        Name:    George R. Schonath
                                             ----------------------------------
                                        Title:   Chief Executive Officer
                                              ---------------------------------


                                        Investors Subsidiary, Inc.


                                        By:      /s/ George R. Schonath
                                           ------------------------------------
                                        Name:    George R. Schonath
                                             ----------------------------------
                                        Title:   President
                                              ---------------------------------



                                        /s/ George R. Schonath
                                        ---------------------------------------
                                        George Schonath



                                        /s/ Jenn Schonath
                                        ---------------------------------------
                                        Jenn Schonath



                                        /s/ Sarah E. Schonath
                                        ---------------------------------------
                                        Sarah E. Schonath



                                        /s/ Emily A. Schonath
                                        ---------------------------------------
                                        Emily A. Schonath



                                        /s/ Thomas Evans
                                        ---------------------------------------
                                        Thomas Evans



                                        /s/ Thomas Evans
                                        ---------------------------------------
                                        Thomas Evans, as trustee of the Sarah E.
                                        Schonath Irrevocable Trust dated
                                        December 31, 1996



                                        /s/ Thomas Evans
                                        ---------------------------------------
                                        Thomas Evans, as trustee of the Emily A.
                                        Schonath Irrevocable Trust dated
                                        December 31, 1996